Exhibit 99.1

ASX, Nasdaq and Media Release

9 April 2024

Opthea Appoints John Han, PharmD, as VP Medical Affairs

Brings extensive experience in retinal and ophthalmology diseases

Melbourne, Australia and Princeton, NJ, April 9, 2024 -- Opthea Limited (ASX/NASDAQ: OPT “Opthea”, the “Company”), a clinical-stage biopharmaceutical company developing novel therapies to treat highly prevalent and progressive retinal diseases, including wet age-related macular degeneration (wet AMD), today announced the appointment of John Han, PharmD, to the role of Vice President, Medical Affairs, effective April 8, 2024. Dr. Han will report to Chief Executive Officer (CEO), Frederic Guerard, PharmD, and will join the Opthea Executive Management Team.

Dr. Han brings over 20 years of experience building medical affairs programs and partnering across organizations to lead pre-and post-launch initiatives for medicines in ophthalmology and retinal disease. Over the course of his career, Dr. Han has served in senior leadership positions in medical and scientific affairs at leading biopharmaceutical companies. His career includes roles of increasing responsibility at Regeneron Pharmaceuticals, Inc., ISTA Pharmaceuticals, Chiron Corporation, Amgen Inc. and Bayer AG. He joins Opthea from Adverum Biotechnologies, Inc. where he led the development of the Medical Affairs function.

“We are very pleased to welcome Dr. Han to the Opthea team. As we get close to completing the enrollment in our second Phase 3 trial (ShORe) with sozinibercept in wet AMD, we are initiating our launch preparations,” said Dr. Guerard, CEO of Opthea. “Dr. Han’s established track record of defining and executing effective medical affairs strategies and supporting pre-launch activities of new therapies for patients with retinal disease will be invaluable to the potential success of sozinibercept.”

Dr. Han commented, “Most of my career in medical affairs has been dedicated to developing and launching transformational products in ophthalmology and retinal diseases. As a result of this work, I have a firsthand understanding of the incredible challenges faced by patients with wet AMD. The opportunity to contribute to the development of a groundbreaking therapy that has the potential to be the first product in more than 15 years to provide superior and meaningful visual outcomes in patients is what brought me to Opthea. As we work towards the release of top line results for the sozinibercept Phase 3 program in mid-2025, I look forward to working with this incredibly dedicated team to bring this product candidate to patients.”

About John Han, PharmD

Dr. Han brings over 25 years in the biopharmaceutical industry, mainly focused on product development in ophthalmology. Dr. Han has a proven track record of success in supporting several product introductions, including launch of EYLEA® for multiple retinal indications. He has held prominent leadership positions and roles of increasing responsibilities in organizations such as Adverum, Regeneron Pharmaceuticals, Inc, Amgen, Inc., Chiron Corporation, ISTA Pharmaceuticals, Inc. and Bayer AG, spanning therapeutic areas in ophthalmology, oncology, cardiology, and metabolism, working with small molecules, biologics, and gene therapies.

Dr. Han earned a PharmD from the University of California, San Francisco School of Pharmacy (UCSF) and a Bachelor of Arts degree in microbiology and immunology from the University of California, Berkeley. Dr. Han completed his residency at the Veterans Affairs Medical Center in Sepulveda and held clinical and academic appointments at the Southern California System of Clinics, Sepulveda, UCSF School of Pharmacy and the University of Southern California School of Pharmacy prior to working in industry.

About Opthea

Opthea (ASX/NASDAQ:OPT) is a biopharmaceutical company developing novel therapies to address the unmet need in the treatment of highly prevalent and progressive retinal diseases, including wet age-related macular degeneration (wet AMD) and diabetic macular edema (DME).

Opthea’s lead product candidate, sozinibercept, is being evaluated in two pivotal Phase 3 clinical trials (COAST, NCT04757636, and ShORe, NCT04757610) for use in combination with standard-of-care anti-VEGF-A monotherapies to improve overall efficacy and deliver superior vision gains compared to standard-of-care anti-VEGF-A agents. To learn more, visit our website and follow us on X and LinkedIn.

EYLEA® is a registered trademark of Regeneron Pharmaceuticals, Inc.

Inherent risks of Investment in Biotechnology Companies

There are a number of inherent risks associated with the development of pharmaceutical products to a marketable stage. The lengthy clinical trial process is designed to assess the safety and efficacy of a drug prior to commercialization and a significant proportion of drugs fail one or both of these criteria. Other risks include uncertainty of patent protection and proprietary rights, whether patent applications and issued patents will offer adequate protection to enable product development, the obtaining of necessary drug regulatory authority approvals and difficulties caused by the rapid advancements in technology. Companies such as Opthea are dependent on the success of their research and development projects and on the ability to attract funding to support these activities. Investment in research and development projects cannot be assessed on the same fundamentals as trading and manufacturing enterprises. Therefore, investment in companies specializing in drug development must be regarded as highly speculative. Opthea strongly recommends that professional investment advice be sought prior to such investments.

Forward-looking Statements

This ASX announcement contains certain forward-looking statements, including within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. The words “expect”, “believe”, “should”, “could”, “may”, “will”, “plan” and other similar expressions are intended to identify forward-looking statements. Forward-looking statements in this ASX announcement include statements regarding rapidly advancing the registrational program for sozinibercept in wet AMD, expectations regarding the pivotal growth phase of Opthea, and the ability of sozinibercept to enhance vision outcomes for patients worldwide. Forward-looking statements, opinions and estimates provided in this ASX announcement are based on assumptions and contingencies which are subject to change without notice, as are statements about market and industry trends, which are based on interpretations of current conditions. Forward-looking statements are provided as a general guide only and should not be relied upon as an indication or guarantee of future performance. They involve known and unknown risks and uncertainties and other factors, many of which are beyond the control of Opthea and its directors and management and may involve significant elements of subjective judgment and assumptions as to future events that may or may not be correct. These statements may be affected by a range of variables which could cause actual results or trends to differ materially, including but not limited to future capital requirements, the development, testing, production, marketing and sale of drug treatments, regulatory risk and potential loss of regulatory approvals, ongoing clinical studies to demonstrate sozinibercept safety, tolerability and therapeutic efficacy, additional analysis of data from Opthea’s Phase 3 clinical trials, timing of completion of the ShORe clinical trial patient enrollment and clinical research organization and labor costs, intellectual property protections, and other factors that are of a general nature which may affect the future operating and financial performance of the Company including risk factors set forth in Opthea’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 28, 2023, Opthea’s 2024 Half Year Report included as an exhibit to the Form 6-K filed with the SEC on February 29, 2024, and other future filings with the SEC. Actual results, performance or achievement may vary materially from any projections and forward-looking statements and the assumptions on which those statements are based. Subject to any continuing obligations under applicable law or any relevant ASX listing rules, Opthea disclaims any obligation or undertaking to provide any updates or revisions to any forward-looking statements in this ASX announcement to reflect any change in expectations in relation to any forward-looking statements or any change in events, conditions or circumstances on which any such statement is based, except as otherwise required by applicable law.

Authorized for release to ASX by Fred Guerard, CEO

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